SHIN CORPORATION

05013558

RECEIVED

2005 DEC 28 A 9:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 16, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 147/2005 and SH 148/2005**

  Subject: 1. Denying the news regarding SHIN acquire PICNI
  2. Clarify the news regarding a major shareholder of SHIN will dispose of its shares to SingTel

  Date: December 16, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

PROCESSED

DEC 30 2005

THOMSON FINANCIAL

Enclosure

dlw 12/30

Summary Translation Letter
To the Stock Exchange of Thailand
December 16, 2005

SH 147/2005

December 16, 2005

Subject: Denying the news regarding SHIN acquire PICNI

To: The President
The Stock Exchange of Thailand

According to the news article by Dokbiea Thurakij on December 15, 2005 a local business paper, Shin Corporation Public Company Limited (SHIN) is set to acquire Picnic Corporation Public Company Limited (PICNI). The Company would like to deny the news stated by the above mentioned newspaper.

Summary Translation Letter
To the Stock Exchange of Thailand
December 16, 2005

SH 148/2005

December 16, 2005

Subject: Clarify the news regarding a major shareholder of SHIN will dispose of its shares to SingTel

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited (SHIN) would like to clarify the news stated by Thairat newspaper on December 16, 2005 that a major shareholder of SHIN will dispose of its shares to SingTel. The Company would like to deny the news stated by the above mentioned newspaper.